SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 17, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004	TELIASONERA AB
	By:	/s/ Jan Henrik Ahrnell
Vice President and Legal Counsel

Press Release

May 17, 2004

TeliaSonera Finland steps up market efforts - Launches independent service provider

TeliaSonera Finland is today announcing the next steps in its intensified market efforts. The aim is to increase the end-customer base in the Finnish market. The steps now being taken are the introduction of a new service provider, independent of TeliaSonera Finland, and a new subscription product for a specific target group.

Tele Finland – a new independent service provider
The new independent service provider, branded as Tele Finland Oy, will offer mobile subscriptions in TeliaSonera Finland’s network. Tele Finland Oy is fully owned by TeliaSonera Finland. Tele Finland will however have operational independence in order to maximize its agility. The company will operate under its own management and own brand, as its service concept differs from the TeliaSonera Finland service concept. The development of offerings, sales and marketing will be handled outside the TeliaSonera Finland organisation.

The company’s aim is to offer competitively priced basic mobile subscriptions by minimizing its administrative, marketing and delivery costs. Arto Heimonen, previously Vice President at Products and Services, TeliaSonera Finland, has been appointed as Managing Director of the company.

Tele Finland is expected to be an attractive alternative for the low price/basic service level oriented customers of all operators.

Subscription for SK Restaurant ’s customers
Already on Friday, May 14 SK Restaurants launched a new mobile subscription targeted at the loyalty program members of the restaurant company. The mobile subscription is produced by TeliaSonera Finland, and marketed and branded by SK Restaurants.

Tele Finland Oy, subscriptions and prices:

Perus subscription:
Calls to all subscriptions SMSs to all mobile subscriptions Monthly charge	0.12 euro/min 0.07 euro/message 3.45 euro/month

Pulina subscription:
Calls to all subscriptions SMSs to all mobile subscriptions Monthly charge	0.08 euro/min 0.08 euro/message 6.90 euro/month

Piipperi subscription:
Calls to all subscriptions SMSs to all mobile subscriptions Monthly charge	0.139 euro/min 0.09 euro/message 0.00 euro/month

Piljetti subscription:
Calls to all subscriptions SMSs to all mobile subscriptions Monthly charge	0.08 euro/min 0.08 euro/message 6.90 euro/month

The subscription includes benefits to students from cooperation partners, for example, Finnkino and Lippupalvelu.

For further information journalists can contact:
TeliaSonera ’s Press Office, tel. 46-(0)8-713 58 30

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.